FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: June 29, 2005
	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

TV AZTECA SHAREHOLDERS TO INCREASE

STOCKHOLDINGS BY 3%

—Unanimous Shareholder Approval for Merger that Permits

90 Million CPOs to be Retired—

FOR IMMEDIATE DISTRIBUTION

Mexico City, June 28, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world announced that an Extraordinary Shareholders’ Meeting held yesterday at its corporate offices in Mexico City, unanimously approved by vote of 99.35% of the company’s shareholders, the merger of Servicios Deportivos TV into TV Azteca.

Servicios Deportivos TV, a technical advisor of a U.S. developer of satellite transmission solutions, and a subsidiary of Azteca Holdings, owns 90 million CPOs of TV Azteca, equivalent to 3% of the company’s outstanding capital stock.

The interest held by Servicios Deportivos TV, is valued at a price of Ps.5.56 per CPO, which equals an aggregate amount of approximately Ps.501 million (US$46 million). TV Azteca will retire the CPOs received pursuant to the merger, reducing its stockholders equity by the Ps.501 million (US$46 million), as of June 30, 2005.

The outstanding debt of Servicios Deportivos TV is Ps.512 million (US$47 million), which will be integrated into TV Azteca’s balance sheet. The company anticipates the incremental debt to be temporary, following its firm commitment to its six-year plan for uses of cash.

As previously detailed, the cash usage plan entails allocating a substantial portion of TV Azteca’s cash generation to reduce the company’s debt by approximately US$250 million, and to make distributions to shareholders of over US$500 million by 2008.

The company noted the stockholdings’ increase delivers incremental value to all TV Azteca shareholders, while providing the company’s strategic business planning with additional distribution alternatives derived from Servicios Deportivos TV’s innovative transmission solutions.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx

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